SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2006

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     ☒   Form 40-F     ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐   No     ☒

Portugal TelecomPost Retirement Benefits – 1H06October 2006

Important Notices Investors are urged to read Portugal Telecom, SGPS, S.A.’s (“PT’s”) Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by PT with the U.S. Securities and Exchange Commission (the “SEC”), as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by PT with the SEC are available without charge from the SEC’s website at www.sec.gov and at PT’s principal executive offices in Lisbon, Portugal. The presentation contains statements which constitute forward looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on the beliefs and assumptions of our management and on information available to management at the time such statements were made. Forward-looking statements include information concerning possible or assumed future results of our operations, earnings, industry conditions, demand and pricing for our products and other aspects of our business. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict. Further, certain forward looking statements are based upon assumptions as to future events that may not prove to be accurate. Therefore, actual outcomes and results may differ materially from the plans, objectives, expectations, estimates and intentions expressed or implied in such forward-looking statements. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to provide reasons why actual results may differ. You are cautioned not to place undue reliance on any forward-looking statements. You are encouraged to consult our annual report on Form 20-F, as well as our current filings made on Form 6-K, which are on file with the U.S. Securities and Exchange Commission.

Post Retirement Benefits Status report – 30 June 2006 Investment policy 2004/05/06

Post Retirement Benefits All of PT’s post retirement benefit plans have been closed to new participants since 1994 for pensions and 2000 for health care. Health care benefits are rendered to employees after retirement age. Post retirement benefits liabilities are recognised based on an actuarial study prepared annually by independent actuaries. Post Retirement Benefits include: Pension and pension supplements; Salaries to pre-retired and suspended employees; and Health care benefits rendered after retirement age.

PT has 4 pension plans, initially sponsored by each of the companies that were merged into Portugal Telecom in 1994. Benefits assumed by PT Comunicações comprise: Pension and pension supplements; and Salaries to pre-retired and suspended employees. PT Comunicações created pension funds to cover its pension liabilities. The management of these funds is independent of PTC. The funds are managed in accordance with ISP (insurance and pension regulator) rules, and are subject to ISP supervision. Portuguese legislation requires that at any given moment the pension funds’ fair value covers the total liability payable to retired employees. Portuguese legislation does not require the funding of the liabilities with salaries to pre-retired and suspended employees. Pensions

Health care benefits include expenses with health care services rendered to retired employees, pre-retired and suspended employees Serviço Nacional da Saúde (“SNS”) is committed to contribute a per employee amount in order to cover part of the expenses supported by PT Comunicações. Portuguese legislation does not require the funding of the liability for health care services. In 2005, PT Comunicações created a fund (PT Prestações) to cover part of the liabilities for health care services, having made an initial contribution of €300mn. In 2006, PT Comunicações made an additional contribution of €300mn. Health Care

The pensioners are the sole beneficiaries of the pension funds. Each post retirement benefit plan has its own fund (CGA, TLP, TDP, Marconi and Health Care obligations). Funds are managed by independent entities (Previsão, BPI, BES, PT Prestações) in accordance investment guidelines established by PT. The management of the pension funds is supervised by the ISP. The management of PT Prestações is in accordance with ISP rules, but is not under the supervision of the ISP. Assets allocated to pension and health care funds should be used to reimburse the corresponding liability. Pensions and Health Care Funds

Demographic Information - 2005 Pensions Health Care Active employees Retired Pre-retired and suspended 545768694444Average Age 33,223 28,715* 27%30%27%21%46%49%*Excludes relatives of the main beneficiary

Post Retirement Benefits Status report – 30 June 2006 Investment policy 2004/05/06

Actuarial Assumptions - Definitions Discount rate. Represents the discounting factor of the PBO and should be defined based on yield rates of high rating corporate bonds with the same maturity of the liabilities. Expected return on assets. Represents the expected return of fund assets over the long term and should be defined based on the asset portfolio and expected return for each class of assets. Health care expenses growth rates. Represents the expected increase of health care expenses relating to retired employees and should be defined based on the benefits granted by the specific plan and trends in health care costs. Salary and pension growth rates. Represent the expected increase of salaries and pensions used to compute the PBO and should be defined based on information available regarding general economic trends in the country and specific information about company trends. Mortality tables. Represent the mortality probability applicable to the beneficiaries in order to compute their estimated lives and should be defined based on demographic information of the country/region and adjusted for the specific reality of the sector/company.

 Dec 04 Dec 05 Jun 06 Discount rate for pensions and health care 5.75% 4.5% 5.0% Discount rate for salaries 4.0% 3.5% 4.25% Expected return on assets 6.0% 6.0% 6.0% Inflation 2.0% 2.0% 2.0% Salary growth rate 3.0% 3.0% 3.0% Pension growth rate 2.0% 2.0% 2.0% Health care expenses growth rate – short term 3.5% 3.5% 3.5% Health care expenses growth rate – long term 3.0% 3.0% 3.0% Mortality tables* (PA 90 - 3 years) Actuarial Assumptions - PT * Updated in 2004

Actuarial Assumptions 2005 – Portugal

	PT	Portugal						
		Bank 1	Bank 2	Bank 3	Bank 4	Utility	Oil & Gas	Average*
Discount rate	4.30%	4.75%	4.75%	4.50%	4.75%	4.60%	4.25%	4.29%
Health care expenses growth	3.5% and 3%	n.a.	n.a.	n.a.	n.a.	4.5% and 4%	4.00%	n.a.
Salary growth	3.00%	2.75%	2.75%	2.75%	3.00%	3.50%	3.00%	2.86%
Pension growth	2.00%	1.75%	1.75%	2.00%	2.00%	3.00%	1.50%	n.a.
Inflation	2.00%	n.a.	n.a.	n.a.	n.a.	2.40%	n.a.	n.a.
Expected return on assets	6.00%	5.50%	5.25%	5.25%	5.25%	6.40%	4.25%	5.37%
Mortality tables M	AM92 e PA90-3	TV73/77 - 1	TV73/77 Adj	TV73/77	TV73/77	TV88/90	TV73/77	n.a.
Mortality tables F	AF92 e PA90-3	TV88/90	TV88/90	TV88/90	TV88/90	TV88/90	TV73/77	n.a.

- PT uses international mortality tables (UK) that have been adjusted to reflect the specific reality of PT's beneficiaries.
  - Historic mortality rates support tables used which were updated in 2004;
  - PT has not accumulated any material actuarial differences resulting from mortality rates.
- If PT were to use unadjusted TV 73/77 tables, in line with those used by Portuguese banks, results would be similar. PT's PBO as at 31 December 2005 could vary between -1% and 1.5%.
- PT's discount rate includes the effect of liabilities with low maturity (salaries payable to pre-retired and suspended).

*Information by Hewitt – "Hewitt Global Report", September 2006

[12] Post Retirement Benefits | Portugal Telecom | October 2006

# Actuarial Assumptions 2005 – International

| | PT | International | | | | |
|---|---|---|---|---|---|---|
| | | Telco 1 | Telco 2 | Telco 3 | Telco 4 | Telco 5 |
| Discount rate | 4.30% | 3.8% and 5.5% | 5.00% | 6.00% | 4.00% | 4.20% |
| Health care expenses growth | 3.5% and 3% | 3.04% | n.a. | n.a. | n.a. | n.a. |
| Salary growth | 3.00% | n.a. | 3.52% | 2.75% | 2.00% | 2.50% |
| Pension growth | 2.00% | n.a. | 2.75% | 1.00% | n.a. | n.a. |
| Inflation | 2.00% | 2.00% | 2.75% | n.a. | 1.50% | n.a. |
| Expected return on assets | 6.00% | n.a. | 6.50% | 5.00% | 3.00% | 6.30% |
| Mortality tables M | AM92 e PA90 - 3 | n.a. | PA92 / PA80 | n.a. | n.a. | GBM/GBV 95-00 |
| Mortality tables F | AF92 e PA90-3 | n.a. | n.a. | n.a. | n.a. | GBM/GBV 95-00 |

| | International | | | | | |
|---|---|---|---|---|---|---|
| | Telco 6 | Telco 7 | Bank 1 | Utility | Airline | Eurozone* |
| Discount rate | 4.00% | 4.30% | 4.0% and 4.85% | 3.59% | 5.00% | 4.25% |
| Health care expenses growth | n.a. | n.a. | n.a. | n.a. | n.a. | n.a. |
| Salary growth | 2.5% to 3.5% | 2.25% | 2.5% to 2.9% | n.a. | 2.80% | 3.06% |
| Pension growth | n.a. | n.a. | 1.50% | n.a. | 2.70% | 1.74% |
| Inflation | 2.00% | 2.25% | 1.5% and 2.8% | 2.30% | 2.80% | n.a. |
| Expected return on assets | n.a. | 5.8 | 4.00% | n.a. | 6.80% | 5.44% |
| Mortality tables M | RG48 | n.a. | GRM95;PERM00 | GRM95 | PA92/PA80 | n.a. |
| Mortality tables F | RG48 | n.a. | GRF95;PERF00 | GRF95 | PA92/PA80 | n.a. |

*Information by Hewitt – "Hewitt Global Report", September 2006

[13] Post Retirement Benefits | Portugal Telecom | October 2006

Commonly Used Mortality Tables MALE 50 52 54 56 58 60 62 64 66 68 70 72 74 76 78 80 82 84 86 88 90 92 94 96 98 100 PERMF 2000 Pensioners PERMF 2000 Actives PERMF 2000 Experience GRMF95 PA(90)-3 TV 73/77 TV 88/90 FEMALE 0% 10% 20% 30% 40% 50% 60% 50 52 54 56 58 60 62 64 66 68 70 72 74 76 78 80 82 84 86 88 90 92 94 96 98 100 Definition of mortality table: expected probability that an individual will die in the year after having reached a specific age. PA(90)-3 is used by PT, TV 73/77 and TV 88/90 are the mostly used in Portugal and GRMF95 and PERMF are used in Spain. Tables used by PT are in line with the mortality experience observed in the population and are in line with the tables used by Portuguese companies. Tables used by PT Tables used by PT

Post Retirement Benefits – 1H06 [Euro Millions] Unfunded corresponds to the NPV of future payments related to post retirement benefits. Liabilities relating to retired employees, computed based on ISP rules, are fully funded. Approximately 59% of total liabilities are funded. 3,058.1 892.7 (2,208.6) 892.7 856.2 (608.0) 248.2 849.5 PBOAssetsUnfunded4,807.0 (2,816.6) 1,990.4 Pensions Salaries Health Care

Liabilities (PBO) – 1H06 [Euro Millions] Employers’ Payments 31.12.05 Service Cost Employees’ Contributions 30. 06.06 Curtailment Employer’s payments include salaries paid to pre-retired and suspended employees and curtailment. Funds’ payments related to pensions paid to pensioners. Prior years gains related to the application of the new pension formula to deferred pensioners. Actuarial gains related to the impact of the increase in the discount rate in line with movements in reference yields. Prior Years Gains Actuarial Gains 14.8 107.7 25.0 (100.3) (66.9) 1.9 (14.6) (312.2) 5,151.6 4,807.0 Fund’s Payments Interest cost

Funds – 1H06 [Euro Millions] Funds’ Payments 31.12.05 Actual Return 30. 06.06 Employer’s Contribution PT’s contributions include €30mn related to regular contributions, €15mn related to 2005 curtailments and €300mn related to an extraordinary contribution to the health care fund (PT Prestações). Employees’ Contributions 19.0 346.8 (66.9) 1.9 2,816.6 2,515.7

Unfunded – 1H06 [Euro Millions] Payments 31.12.05 Regular PRBs Contributions 30. 06.06 Curtailment 2,635.9 1,990.4 38.6 25.0 (100.3) (346.8) (14.6) (247.3) Prior Years Gains Actuarial Gains

Actuarial Losses* – 1H06 [Euro Millions] 31.12.05 Asset Return** 30. 06.06 Following the increase in long term yields, the discount rate assumptions were reviewed as of 30 June 2006, from a weighted average of 4.3% as at 31 December 2005 to 4.86% as at 30 June 2006. The impact of this change was a reduction in the PBO of €312mn. During the first half of 2006, actual return on assets was 1.2% (€19mn), which was lower than the 6% actuarial assumption, but higher than the benchmark (1%). This difference gave rise to an actuarial loss of €65mn. Change in Discount Rate 1,970.0 (312.2) 64.9 1,722.7 * Actuarial gains and losses are recognised directly under shareholders´equity, in accordance with IAS 19 **Equivalent to the difference between the actual return on assets in the period (€19mn) and the expected return on assets in the same period (€84mn, computed based on the actuarial assumptions of 6%)

Post Retirement Benefit Costs (PRBs) – 1H05 vs 1H06 [Euro Millions] Decrease in Interest Cost mainly related to the decrease in the discount rate. Increase in Expected Return on Assets related to the increase in fund assets during 2005 and to the additional contribution of €300mn to PT Prestações. Interest Cost Service Cost Expected Return 1H05 Prior Years Gains 1H06 44.7 2.3 (8.6) (14.5) 0.1 23.9

Post Retirement Benefits Status report – 30 June 2006 Investment policy 2004/05/06

Diversification

Basic Asset Classes

Classes	Benchmark
Shares - Europe	MSCI Europe
Shares - US Large Cap	S&P 500
Shares - US Small & Mid Cap	Russel 2500 US
Shares - Japan	MSCI Japan
Shares - Pacific ex-Japan	MSCI Pacific ex-Japan
Private Equity	Euribor 3M + 3%
Absolute Return	Euribor 3M + 3%
Real Estate	Média APFIPP
Commodities	Goldman Sachs Commodity Index
Inflation-Linked Bonds	Lehman Brothers Eurozone Inflation Linked
Fixed Return - Euro	Lehman Brothers Euro Aggregate
Fixed Return - US	Lehman Brothers US Aggregate
Cash	Euribor 3M

[22] Post Retirement Benefits | Portugal Telecom | October 2006

Stable Strategic Asset Allocation and Disciplined RebalancingInvestment Policy Guidelines (%) 6.0 Strategic Assets 100.0 Total ex- Strategic Assets 2.0 Cash 8.5 17.0 10.0 7.5 12.5 6.0 4.0 2.5 5.0 5.0 10.0 10.0 Total Fixed Return - US Fixed Return - Euro Inflation-Linked Bonds Commodities Real Estate Absolute Return Private Equity Shares - Pacífic ex-Japan Shares – Japan Shares - US Small & Mid Cap Shares - US Large Cap Shares – Europe 100.0 94.0 Disciplined Rebalancing Quarterly and systematic No tactical asset allocation

Hedging of all currency exposure of the aggregated position of Previsão and realized with the global custodian Use of short term forwards (3 months), with systematic rolling Capital retention oriented – asset allocation without trade objectivesLow transaction volumes Cost reductions – use of less expensive financial instruments All mandates are in local currency Active management only with specialized FX instruments – Global Currency Funds – included in Absolute Return class Lower Exposure to Currency Fluctuations

Objective: use simple and cost efficient instruments Specialized by asset class Vehicles : passives (index-tracking) – cost cutting actives (discretionary mandates) – use of top-tier managers in order to obtain a return higher than the benchmark All managers have a proven track record Asset managers do not decide the asset allocation Transparent and selective process to select the asset managers Specialized Instruments by Asset Class

Pension Fund had a total expense ratio (TER) lower than 35bp in 2005 Clear definition and monitoring of TER target for each instrument Decrease of turn-over and commissions: Centralized asset allocation Quarterly rebalancing, without tactical allocation Aggregated currency hedging with more competitive spreads Use of passive instruments with lower TERs and more transparency Discretionary mandates attributed by a transparent process Cost Control

# Return on Pension Funds


9.0%
8.0%
7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0%
8.1%
8.1%
8.4%
4.3%
3.4%
2003
2004
2005
2006 YTD
Return
National Average
Actuarial Assumption (6%)

[27] Post Retirement Benefits | Portugal Telecom | October 2006

www.telecom.pt

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 23, 2006

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

3